Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering; and
•	Asset Acquisition.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on May 10, 2017.

As of September 19, 2017, we had raised total gross offering proceeds of approximately $5.2 million (including the approximate $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 515,000 of our common shares.

The Offering is expected to terminate on or before May 10, 2019, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Updates to Minor Assets Acquired - September 20, 2017

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
344	Washington, DC	Single-family home	08/16/17	$646,998

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND 344 - Controlled Subsidiary

On August 16, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 344 - Controlled Subsidiary”), for an initial purchase price of $646,998 which is the initial stated value of our equity interest in the Fundrise eFUND – 344 - Controlled Subsidiary (the “344 Investment”). The Fundrise eFUND – 344 - Controlled Subsidiary used the proceeds to acquire an existing 4 Bedroom 3.5 Bath, 1,660 square foot home located in the in the Petworth neighborhood of Washington, DC (the “344 Property”). The closing of both the 344 Investment and the 344 Property occurred concurrently.

The 344 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - 344 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 344 Investment (the “344 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 344 - Controlled Subsidiary, including the 344 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 344 Investment, paid directly by the Fundrise eFUND - 344 - Controlled Subsidiary.

In addition to the initial investment amount of $646,998, we anticipate additional costs of approximately $70,000 for the planned renovation intended to make the 344 Property competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate selling the property for approximately $800,000 to $830,000, or $480 to $500 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 344 Investment is anticipated to be held for 12 to 18 months, including sale upon completion of renovation improvements.

The 344 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Petworth neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. The Petworth submarket has grown significantly year over year with median sales prices growing more than 6% year over year as of July 2017. The average sale to list price ratio in the submarket remains above 100%, indicating strong demand in light of significant price appreciation.

We believe these strong market fundamentals will continue to make the Petworth submarket a desirable investment location.